Exhibit 99.1

Unit 1304, 13/F, Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong.

香港 紅磡 德豐街 22 號 海濱廣場二期 13 樓 1304 室

Tel 電話: (852) 2126 2388   Fax 傳真: (852) 2122 9078

Email 電郵: info@czdcpa.com

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Amendment No. 1 to Registration Statement on Form F-3 (No. 333-273515) and related Prospectus of NaaS Technology Inc. of our report dated May 9, 2024, with respect to the audited consolidated financial statements of NaaS Technology Inc. for the year ended December 31, 2023. We also consent to the reference to us under the heading “Experts” in such Registration Statements.

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-276278) of NaaS Technology Inc. of our report dated May 9, 2024, with respect to the audited consolidated financial statements of NaaS Technology Inc. for the year ended December 31, 2023.

/s/ Centurion ZD CPA & Co.

Centurion ZD CPA & Co. Certified Public Accountants

Hong Kong, May 9, 2024